

December 8, 2010

Via Facsimile and U.S. Mail

Catherine C. Cownie, Esq.
Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309

> **Re:** **One Earth Energy, LLC**
> **Schedule 13E-3 filed November 29, 2010**
> **File No. 5-85779**

Dear Ms. Cownie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. We note that it appears that you are attempting to rely on the odd-lot exemption in Rule 13e-4(h)(5) for the issuer's offer to purchase only from members who own fewer than five units. Please advise us as to how the offer complies with Rule 13e-4(h)(5)(i) which requires that the offer still comply with Rule 13e-4(f)(8)(i), the all-holders rule, given that the issuer will accept offers in the following order of priority: first, from those held by members who one unit; second, from those who own two units; third, from those who own three units; fourth, from those who own four units. Please revise your offer to ensure that it complies with Rule 13e-4 and Regulation 14E and redisseminate the offer document.

2. We note that the offer to purchase for members that own five units begins at the close of the offer to holders of fewer than five units only if the board determines to extend the offer to holders of five units. Please substantially revise to clarify that the separate offer to those who own five units has not yet commenced and that a separate offer document will be disseminated if the board determines to conduct that offer after the expiration of the current offer. If the board determines to launch a subsequent offer to those who own five units, then the subsequent tender offer will constitute another step in a going private transaction and will require another Schedule 13E-3 to be filed and disseminated. Please be advised that the subsequent offer will also need to comply with Rule 13e-4 and Regulation 14E. Please confirm your understanding and also advise us as to how the issuer will comply with Rule 14e-5 and the cooling-off period in Rule 13e-4(f)(6).

3. Please revise to state the specific expiration time and date. Please ensure that the offer is open for at least twenty business days. Refer to Rule 14e-1(a).

4. Revise to describe treatment of fractional shares. We may have further comment.

5. Please advise us as to what consideration was given to whether Farmers Energy Incorporated and Mr. Zafar Rizvi are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. In this regard, we note that Mr. Rizvi and FEI appear to control the issuer given that they own 73.67% of the outstanding units, that FEI has the right to appoint a majority of the available director votes and that Mr. Rizvi, as FEI's appointed director, holds six votes on each matter submitted to the board. Alternatively, please revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Interpretive Response 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations.

6. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Forward-Looking Statements, page 2

7. Please move this section so that the Summary Term Sheet is immediately
    followed by the Special Factors section. Refer to Rule 13e-3(e)(1)(ii).

Special Factors, page 3

Background and Purpose of the Offer…, page 3

8. Please revise to address whether the $205,000 reflects the incremental cost
    savings, since it includes accounting, auditing, and miscellaneous fees that may
    continue after you are no longer a public company.

9. In an appropriate section, please revise to state whether shareholders will receive
    any financial information after the going private transaction, and if so, whether
    the financial statements will be audited.

10. We note that the board discussed a cash stock split, an offer to purchase and a
    reclassification transaction. Please revise to describe the reasons for rejecting
    each alternative. Refer to Item 1013(b) of Regulation M-A.

11. Clarify whether affiliates will be able to take advantage of any net operating loss
    carry forwards and, if so, how this impacted the decision to structure the
    transaction in this manner.

Financial Information, page 12

12. We note that you are incorporating financial information by reference. Please
    revise to include the summary financial information required by Item 1010(c) of
    Regulation M-A since you are incorporating by reference. Refer to Instruction 1
    to Item 13 of Schedule 13E-3.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
material information to investors. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of
  the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions